

December 15, 2010

Mr. T. Gaylon Layfield, III
President and Chief Executive Officer
Xenith Bankshares, Inc.
One James Center
901 East Cary Street, Suite 1700
Richmond, Virginia 23219

Re: Xenith Bankshares, Inc.
Registration Statement on Form S-1
Filed November 24, 2010
File No. 333-170836

Dear Mr. Layfield:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the Prospectus.

About this Prospectus, page i

2.   You can explain the sources of information in a registration statement, but you cannot disclaim liability for it. Please revise.

Statement Regarding Forward-Looking Statements, page 1

3.   Please move this section to somewhere after the Risk Factors section.

Prospectus Summary, page 3

4.   Please provide a more balanced presentation in the summary by describing your recent
        operating results including, but not limited to, disclosing:

        • That you have not recorded a profit since prior to the merger;

        • Your net losses for the nine months ended September 30, 2010 and the period ended
          December 22, 2009;

        • Your accumulated deficit; and

        • That you expect losses to continue for at least several more quarters.

5.   Please explain what BankCap Partners is and describe your relationship to it in the
        summary.

Risk Factors

6.   Please avoid making statements such as "we cannot assure you" and "there can be no
        assurance" that an event might or might not happen. The point of a particular risk factor
        is to discuss a material risk and explain to the reader the likelihood of the risk impacting
        an investment in your securities, not your ability to provide assurance.

We had net losses during the nine months ended September 30, 2010…, page 24

7.   We note your disclosure that the primary reasons for your losses in 2009 and 2010 were
        operating expenses relating to the establishment of technology and other infrastructure
        and hiring experienced personnel. Please quantify the amounts devoted to these
        expenses, and please provide more detail as to the infrastructure discussed and the
        personnel hired.

8.   In addition, we note that you intend to use the proceeds from the offering to continue
        investing in your infrastructure and personnel. Please discuss whether you feel that the
        expenditures made to date in these areas have been insufficient and whether you
        anticipate that these planned uses of proceeds will affect your net losses.

Exhibits

9.   Please file any missing exhibits with your next amendment.

10.   We note that certain exhibits have not been filed in their entirety. For example, Exhibit A has been omitted from Exhibit 4.1 and the exhibits have been omitted from Exhibit 10.16. These are only examples. Please ensure that all exhibits are filed in their entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3366 with any questions.

Sincerely,

Michael Seaman
Special Counsel

cc.   (facsimile only)
           W. Lake Taylor, Jr., Esq.
           Hunton & Williams LLP
           (804) 788-8218